WADDELL & REED ADVISORS FUNDS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

January 27, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Waddell & Reed Advisors Funds (Registrant)
File Nos. 811-09435 and 333-82447/CIK No. 1072962

On behalf of the Registrant, I am responding to the comments that you gave to me via telephone on January 20, 2010 as I understand them, regarding Post-Effective Amendment No. 15, as filed on November 30, 2009. Each of your comments is repeated below, with our response immediately following.

1.	Comment: Please delete the first sentence and the last sentence in footnote 1 for the Fees and Expenses table for each fund.

Response: We have revised the footnote to read as follows (marked to show text which has been deleted):

For Class B shares, the CDSC declines from 5% for redemptions within the first year of purchase, to 4% for redemptions within the second year, to 3% for redemptions within the third and fourth years, to 2% for redemptions within the fifth year, to 1% for redemptions within the sixth year and to 0% for redemptions after the sixth year. For Class C shares, a 1% CDSC applies to redemptions within 12 months of purchase.

2.	Comment: Please delete the last sentence in the paragraph regarding Portfolio Turnover.

Response: We deleted the following sentence:

The Fund’s future portfolio turnover rate may be higher or lower.

3.	Comment: Please respond supplementally as to why the information presented for the Class C shares in the Example for 1 Year does not reflect the effect of the CDSC.

Response: The 1% CDSC on Class C shares is assessed on shares redeemed within 12 months of purchase. The costs computed for holding Class C shares for one year do not include the 1% CDSC since the 12 months would have passed and we deem an investment made during a month to have been made on the first day of the month for purposes of assessing the CDSC.

4.	Comment: In the Principal Investment Risks section of each summary prospectus, please remove the last sentence in that section.

Response: I have deleted the following sentence:

For more information about the Fund’s investment strategies and risks, please see the Fund’s statutory prospectus and SAI.

5.	Comment: For Waddell & Reed Advisors Bond Fund, in the section entitled Principal Investment Risks, please consider adding a bullet regarding small company risk since the disclosure in the Principal Investment Strategies section indicates that the Fund may invest in “securities of any size.”

Response: Although the disclosure allows for investment in any size company, this Fund focuses primarily on bonds issued by large companies, therefore, investment in bonds issued by small companies is not a principal strategy of the Fund.

6.	Comment: Please delete the last sentence in the first paragraph under the section entitled Performance.

Response: I have deleted the following sentence:

Sales charges are reflected in the accompanying table, which assumes shares are sold at the end of each period.

7.	Comment: Please remove the footnotes at the end of the performance table and place the text in the table in parenthesis.

Response: We have removed the following footnotes and replaced in the table as requested:

Indexes

Citigroup Broad Investment Grade Index (reflects no deduction for fees, expenses or taxes)

Lipper Corporate Debt Funds A-Rated Universe Average (net of fees and expenses)

8.	Comment: If a performance number for ‘after-taxes’ is better than the number ‘before taxes’, please put the current footnote explaining this situation in the text which precedes the bar chart and performance table, rather than including it as a footnote to the performance table.

Response: We have made this change as requested.

9.	Comment: For the Waddell & Reed Advisors Global Bond Fund, please include disclosure which identifies the minimum amount of the Fund’s assets, 40%, which will be invested outside of the U.S. since the Fund has the word ‘global’ in its name.

Response: We respectfully decline to make this change as it is our understanding that Rule 35d-1, as adopted by the SEC, recognized that the term ‘global’ is ambiguous and therefore declined to impose a minimum investment requirement on funds that have this word in the name. Also, the guidance subsequently issued by the SEC staff regarding Rule 35d-1 states in Q&A 10 that ‘global’ is not a term triggering application of the Rule. We believe that the Fund’s prospectus clearly describes the investment strategy and permissible investments of the Fund and, in fact, the Fund typically invests at least 40% of its assets in non-U.S. securities, as reflected in its most recent annual report to shareholders.

10.	Comment: In the section entitled Additional Information about Principal Investment Strategies, Other Investments and Risks, please consider separating the principal risks from the non-principal risks.

Response: For funds which we have identified both principal and non-principal risks, we have revised the disclosure accordingly. Below is an example of such a change:

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Principal Risks. An investment in Waddell & Reed Advisors Global Bond Fund is subject to various risks, including the following:

•	Company Risk
•	Credit Risk
•	Emerging Market Risk
•	Foreign Securities Risk
•	Interest Rate Risk
•	Low-rated Securities Risk
•	Management Risk
•	Market Risk
•	Reinvestment Risk

Non-Principal Risks. In addition to the Principal Risks identified above, an investment in Waddell & Reed Advisors Global Bond Fund may be subject to other non-principal risks, including the following:

•	Commodities Risk
•	Derivatives Risk
•	Foreign Currency Risk
•	Foreign Currency Exchange Transactions and Forward Foreign Currency Contracts Risk
•	Investment Company Securities Risk
•	Liquidity Risk
•	Mortgage-Backed Securities Risk

In connection with the above comments and our responses, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-1923.

Very Truly Yours,

s/s/ Kristen A. Richards
Kristen A. Richards
Vice President, Assistant Secretary and
Associate General Counsel

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